Exhibit 99.21

Cresco Labs

CRESCO LABS ANNOUNCES FIRST QUARTER 2020 RESULTS

•	Record revenue of $66.4 million in Q1’20, 60% growth over Q4’19 revenue, 26% growth on the same asset base as net pro-forma Q4’19[1]

•

Completed largest cultivation expansion in company history adding 6x cultivation space in Illinois and 4x cultivation space in Pennsylvania with incremental first harvests continuing on a rolling basis throughout 2020

•	144% YoY same store sales increase over Q1’19[2] and 87% sequential retail revenue growth from Q4

•	In April, Cresco Labs realized its highest-ever share of the Illinois retail market

•	40% growth of Cresco brands QoQ in California

CHICAGO – May 28, 2020 – Cresco Labs Inc. (CSE: CL) (OTCQX: CRLBF) (FSE: 6CQ) (“Cresco” or the “Company”) one of the largest vertically integrated multistate cannabis operators in the United States, today released its unaudited financial results for the first quarter ended March 31, 2020. All financial information presented in this release is in U.S. dollars, unless otherwise noted.

Management Commentary

Charles Bachtell, Co-founder and CEO of Cresco Labs stated, “I couldn’t be more proud of what our team has achieved year to date – we have become an even better operating company since the beginning of the year. We generated another sequential quarter of substantial revenue growth from the same asset base as pro-forma Q4 and our fourth consecutive quarter of positive adjusted EBITDA. I’m equally proud of the expansion to our operations during this quarter. In Q1 we built, staffed, integrated, and refined our operations in the largest and most important cannabis markets in the U.S. This positions us incredibly well to see the fruits of that labor in the coming quarters. We continue with our very clear focus, having the most strategic geographic footprint possible and gaining meaningful, material positions in those markets. With our major CapEx investments behind us, our outstanding transactions substantially completed, increased capacity coming online, and additional dispensaries opening, Cresco expects to deliver substantial growth in 2020.”

First Quarter 2020 Financial Highlights

Operating Results

•

Revenue for the first quarter of 2020 was $66.4 million, an increase of 60% over Q4’19 revenue and 26% over Q4’19 net pro-forma revenue[1] on the same asset base. Revenue growth was driven by increased cultivation and retail efficiency in Illinois and Pennsylvania, along with operational improvements in California.

•

Operational Gross Profit[3] as a Percentage of Revenue was 48% in the quarter as compared to 51% the prior quarter. Operational Gross Profit margin was lower as lower margin revenue in California made up a higher portion of total revenue, offset by increased efficiency in Illinois and Pennsylvania.

[1]

Pro-forma revenue for Q4’19 of $56.0 million excluding $3.4 million in revenue that would have been considered intercompany. Pro-forma revenue includes the impact of pending acquisitions and certain minority investments.

[2]	On nine stores that were open Q1 2019.
[3]	See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non-IFRS financial measures.

Cresco Labs

•

SG&A was $46.7 million. SG&A included $11.8 million in non-core costs associated with the close of three transactions and $1.4 million in share-based compensation. Excluding these non-core and non-cash items, SG&A would have been $33.4 million or 50% of revenue.

•

Net loss[4] was $13.4 million, which includes unrealized gains on mark-to-market instruments that fluctuate until obligations are settled, changes in fair value of biological assets, interest expense and tax expense.

•

Adjusted EBITDA[5] was $3.2 million, an increase of 11%. This was achieved while consolidating Origin House during the quarter and was driven primarily from higher revenues and increased operational gross profit in Illinois and Pennsylvania.

Balance Sheet

Numbers in millions unless otherwise noted	Q1 2020	Q4 2019	▲
Cash and Cash Equivalents	$68.6	$49.1	40%
Net Working Capital[6]	$75.1	$9.2	719%
Total Assets	$1,157.0	$616.6	88%
Total Liabilities	$417.3	$293.9	42%

Shares Outstanding

Total shares on a fully converted basis were 373,139,010 as of March 31, 2020.

Progress on Strategic Priorities

Cresco Labs outlined the following 2020 strategic goals on the April 27, 2020, fourth quarter 2019 earnings conference call: Expand Cresco’s market-leading position in Illinois and Pennsylvania; Integrate Origin House and turn California into a center of profitable growth; Lay the foundation for future growth in other states.

Illinois & Pennsylvania

Recent Announcements

•

On April 16, 2020, Cresco Labs announced the completion of its cultivation facility in Lincoln, IL, the largest in the state, and the first phase of expansion at its Kankakee facility – adding almost 180,000 square feet of additional indoor and greenhouse cultivation space, bringing the total cultivation space to 215,000 square feet across all three of its Illinois facilities. The additional capacity is expected to begin to contribute on a rolling basis throughout the rest of the year.

•

On May 7, 2020, Cresco Labs announced the completion of an additional 66,000 square feet of cultivation space in Pennsylvania, a 4x increase in capacity. The additional capacity is expected to begin to contribute on a rolling basis throughout the rest of the year.

•	On May 27, 2020, Cresco Labs announced the opening of Sunnyside* Danville, IL.

•	On May 28, 2020, Cresco Labs announced the opening of the first adult-use dispensary in downtown Chicago – Sunnyside* River North.

[4]	Net loss includes amounts attributable to noncontrolling interests.
[5]	See “Non-IFRS Financial Measures” at the end of this press release for more information regarding the Company’s use of non- IFRS financial measures.
[6]	Net Working Capital is calculated as current assets minus current liabilities.

Cresco Labs

California

Recent Announcements

•	On January 8, 2020, Cresco Labs announced the closing of its acquisition of Origin House.

•	On February 4, 2020, Cresco Labs announced the launch of Mindy’s Edibles in California.

Other States

Recent Announcements

•	On February 7, 2020, Cresco Labs announced the legal close and funding of its acquisition of Hope Heal Health in Massachusetts.

•	On February 27, 2020, Cresco Labs announced the opening of four Sunnyside* dispensaries in New York.

•	On May 26, 2020, Cresco Labs announced its agreement to acquire four additional operating dispensaries in Ohio.

Capital Markets

Recent Announcements

•	On January 28, 2020, Cresco Labs announced the closing of a sale-and-leaseback agreement for its Yellow Springs, Ohio property for total non-dilutive funding of $12 million.

•	On February 2, 2020, Cresco Labs announced the closing of a $100 million senior secured credit facility.

•	On April 23, 2020, Cresco Labs announced the closing of a sale-and-leaseback agreement for its Marshall, Michigan property for total non-dilutive funding of $16 million.

Conference Call and Webcast

The Company will host a conference call and webcast to discuss its financial results and provide investors with key business highlights on Thursday, May 28, 2020, at 5pm Eastern Time (4pm Central Time). The conference call may be accessed via webcast or by dialing 866-688-4235 (409-216-0711 for international callers) and providing conference ID 9666613. Archived access to the webcast will be available for one year on the Cresco investor relations website.

Consolidated Financial Statements

The financial information reported in this news release is based on unaudited management prepared financial statements for the three months ended March 31, 2020. The Company will file its unaudited interim consolidated financial statements on SEDAR by May 29, 2020. Accordingly, such financial information may be subject to change. All financial information contained in this news release is qualified in its entirety with reference to such financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws. Further, the reader should refer to the additional disclosures in the Company’s audited financial statements for the year ended December 31, 2019, previously filed on SEDAR.

Cresco Labs

Cresco references certain non-IFRS financial measures throughout this press release, which may not be comparable to similar measures presented by other issuers. Please see the “Non-IFRS Financial Measures” section at the end of this press release for more detailed information.

About Cresco Labs Inc.

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Non-IFRS Financial Measures

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has also provided unaudited pro-forma financial information, which assumes that closed and pending mergers and acquisitions in 2019 are included in the Company’s financial results as of the beginning of the quarterly and annual periods in 2019. This measure also includes revenue for certain pending or completed minority investments, for which revenue is not consolidated under IFRS rules. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform

Cresco Labs

Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the Company’s Prospectus dated July 26, 2019, Annual Information Form dated April 28, 2020, and other documents filed by the Company with Canadian securities regulatory authorities; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Contacts

Media

Jason Erkes, Cresco Labs

Chief Communications Officer

press@crescolabs.com

312-953-2767

Investors

Aaron Miles, Cresco Labs

Vice President, Investor Relations

investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com

Cresco Labs

Cresco Labs Inc.

Unaudited Financial Information and Non-IFRS Reconciliations

(All amounts expressed in thousands of U.S. Dollars)

Unaudited Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Three Months Ended March 31, 2020 and 2019

	For the Three Months Ended
	March 31
($ in thousands)	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$66,380	$21,055
Cost of Sales – Production Costs	(46,200)	(14,714)

Gross Profit Before Fair Value Adjustments	20,180	6,341
Realized Changes in Fair Value of Inventory Sold	(24,584)	(15,895)
Unrealized Gain on Changes in Fair Value of Biological Assets	38,544	20,206

Gross Profit	34,140	10,652
GP%	51.4%	50.6%
Expenses:
Selling, General and Administrative	46,653	16,773
Depreciation and Amortization	4,619	973

Total Expenses	51,272	17,746
Loss from Operations	(17,132)	(7,094)

Other (Expense) Income:
Interest Expense, Net	(8,216)	(419)
Other Income (Expense), Net	15,523	(134)
(Loss) Income from Investment in Associate	(144)	36

Total Other Income (Expense), Net	7,163	(517)

Loss Before Income Taxes	(9,969)	(7,611)
Income Tax Expense (Recovery)	(3,462)	37

Net Loss [1]	$(13,431)	$(7,574)

[1]	Net loss includes amounts attributable to non-controlling interest.

Cresco Labs

Cresco Labs Inc.

Unaudited Summarized Consolidated Statements of Financial Position

As of March 31, 2020 and December 31, 2019

($ in thousands)	3/31/2020	12/31/2019
	(Unaudited)	(Audited)
Cash and Cash Equivalents	$68,581	$49,102
Other Current Assets	147,668	110,236
Property and Equipment, Net	187,872	155,839
Intangible Assets, Net	192,755	94,206
Goodwill	458,041	137,719
Other Long-Term Assets	102,111	69,452

Total Assets	$1,157,028	$616,554

Total Current Liabilities	$141,190	$150,169
Total Long-Term Liabilities	276,130	143,762
Total Shareholders’ Equity	739,708	322,623

Total Liabilities and Shareholders’ Equity	$1,157,028	$616,554

Cresco Labs Inc.

Unaudited Revenue and Gross Profit Metrics

For the Three Months Ended March 31, 2020 and 2019

	For the Three Months Ended
($ in thousands)	March 31,
	2020	2019
Revenue	$66,380	$21,055
Cost of Sales - Production Costs[1]	(46,200)	(14,714)
Realized Changes in Fair Value of Inventory Sold	(24,584)	(15,895)
Unrealized Gain on Changes in Fair Value of Biological Assets	38,544	20,206

Gross Profit	$34,140	$10,652

Cultivation Costs Expensed Under IAS 41[2]	6,050	3,043
Net Impact of Fair Value of Biological Assets	(13,960)	(4,311)
Expansion, Relaunch and Rebranding Costs[3]	3,881	—
Fair Value Mark-up for Acquired Inventory	1,889	—

Operational Gross Profit (Non-IFRS)	$32,000	$9,384

Operational Gross Profit % (Non-IFRS)	48.2%	44.6%

[1]	Production (manufacturing, processing and cultivation) costs related to products sold during the period.
[2]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.
[3]	Costs related to non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.

Cresco Labs

Cresco Labs Inc.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

For the Three Months Ended March 31, 2020 and 2019

	For the Three Months Ended
($ in thousands)	March 31,
	2020	2019
Net Loss[1]	$(13,431)	$(7,574)
Depreciation and Amortization	8,368	2,759
Interest Expense, Net	8,216	419
Income Tax Expense (Recovery)	3,462	(37)

Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (EBITDA) (Non-IFRS)	$6,615	$(4,469)

Expansion, Relaunch and Rebranding Costs [2]	3,881	—
Other (Income) Expense, Net	(15,523)	134
Loss (Income) from Investment in Associate	144	(36)
Fair Value Mark-up for Acquired Inventory	1,889	—
Cultivation Costs Expensed Under IAS 41 [3]	6,050	3,043
Acquisition and Other Non-Core Costs	11,843	2,458
Management Incentive Compensation (Share-Based)	2,235	3,008

Adjusted EBITDA (Non-IFRS)	$17,134	$4,173

Net Impact of Fair Value of Biological Assets	(13,960)	(4,311)

Adjusted EBITDA (non-IFRS), Net of Impact of Biological Assets	$3,174	$(138)

[1]	Net loss includes amounts attributable to non-controlling interest.
[2]	Costs related to non-core third-party product costs and samples/discounts to expand footprint and relaunch in certain markets.
[3]	Costs would be capitalized under IAS 2 and do not reflect cost of inventory sold in the period.